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SEC‖‖‖‖‖‖‖‖‖‖‖MMISSION

04003096

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36527

MAR - 4 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Geneve International Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 MacArthur Blvd.	Suite 100
(No. and Street)	

Newport Beach	California	92660
(City)	(State)	(Zip-Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Abbondante	(949) 752-4800
	(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard. CPA An Accountancy Corporation

(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, _____Paul Abbondante_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Geneve International Corporation_____, as of

_____December 31_____, ____2003____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _____California_____

County of _____Orange_____

Subscribed and sworn (or affirmed) to before me this _10th_ day of _February, 2004_

_____Jennifer Jackson_____
Notary Public

_____Paul J. Abbondante_____
Signature

_____CFO_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



<u>Independent Auditor's Report</u>

Board of Directors
Genève International Corporation

I have audited the accompanying statements of financial condition of Genève International Corporation as of December 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genève International Corporation as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 13, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Genève International Corporation
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	6,226
Furniture & equipment, net of $9,855 accumulated depreciation		–
Securities, not readily marketable		2,475
Total assets	$	8,701

Liabilities and Stockholder's Equity

Liabilities

Income taxes payable	$	800
Total liabilities		800

Stockholder's equity

Common stock, 100,000 shares authorized, no par value,	
12,750 shares issued and outstanding	12,750
Additional paid-in capital	64,314
Accumulated deficit	(69,163)
Total stockholder's equity	7,901
Total liabilities and stockholder's equity	$ 8,701

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Statement of Operations
For the year ended December 31, 2003

Revenue

Management fees	$	6,240
Interest income		28
Other income		57
Realized (loss)		(825)
Total revenue		5,500

Expenses

Professional fees	1,275
Taxes and licenses, other than income taxes	250
Other operating expenses	4,696
Total expenses	6,221
Net income (loss) before income tax provision	(721)
Income tax provision	800
Net income (loss)	$ (1,521)

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Statement of Changes of Stockholder's Equity
For the year ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 12,750	$ 64,314	$ (67,642)	$ 9,422
Net income (loss)	–	–	(1,521)	(1,521)
Balance, December 31, 2003	$ 12,750	$ 64,314	$ (69,163)	$ 7,901

The accompanying notes are an integral part of these financial statements.

Genève International Corporation
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:

Net income (loss)		$ (1,521)
Adjustments to reconcile net income (loss) to net cash		
used in operating activities		
(Decrease) increase in:		
Income taxes payable	$ 800	
Total adjustments		800
Net cash and cash equivalents used in operating activities		(721)

Cash flows from investing activities:

Expired warrants	825
Net cash and cash equivalents provided by investing activities	825

Cash flows from financing activities: —

Net increase in cash and cash equivalents 104

Cash and cash equivalents at beginning of year 6,122

Cash and cash equivalents at end of year $ 6,226

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$	—
Income taxes	$	—

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Genève International Corporation (the "Company") is a California Corporation organized in March 1997, and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company operates from its offices in Laguna Niguel, California.

The Company became a wholly-owned subsidiary of Laguna Beach Asset Management (the "Parent") in a purchase transaction concluded on August 13, 1999.

The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The customer's accounts are carried by a clearing broker.

The Company received 74% of its management fee revenue from its parent Laguna Beach Asset Management. The Company received the remaining 24% of its management fee revenue from Geneve Financial Services, another subsidiary of Laguna Beach Asset Management.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

The Company receives management fees for general consulting services provided on an as needed basis to the Parent.

Investment banking revenues include fees earned from providing private placement advisory services. Revenue is recognized when services are billed.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in net deferred tax assets or liabilities between years.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Note 2: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche expired on June 27, 2003. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 2	300 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $2,475.

Note 3: TRANSACTIONS WITH AFFILIATED COMPANY

The Company is a party to a management agreement with the Parent whereby the Parent provides office space, furniture and equipment, management services, and pays certain operating expenses on behalf of the Company. The Company reimburses the Parent for operating expenses and pays the Parent a management fee of up to 90% of the Company's net income, provided the withdrawal is not in violation of NASD regulations regarding net capital requirements.

Additionally, the Company receives a monthly retainer for general consulting services from the Parent. For the year ended December 31, 2003, the Company received $6,240 for management fees from the Parent.

Geneve International Corporation
Notes to Financial Statements
December 31, 2003

Note 4: INCOME TAXES

For the year ended December 31, 2003 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2003, unused operating loss carry forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $9,815, that expires as follows:

Amount of unused operating loss carry forwards	Expiration during year ended December 31
$ 34,210	2019
27,445	2021
2,258	2022
1,521	2023
$ 65,434	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: COMMITMENTS & CONTINGENCIES

In the May of 2002 , the Company's Corporate California State I.D. number was suspended for failure to file required statements. Since then, the Company has paid an imposed fine of $250 and is in the process of being reinstated.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $5,322, which was $322 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($800) to net capital was 0.15 to 1, which is less than the 15 to 1 maximum ratio allowed for a first year broker/dealer.

Genève International Corporation
Notes to Financial Statements
December 31, 2003

Note 7: NET CAPITAL
(Continued)

The net capital rules provide for an "early warning" to the NASD and SEC if the net capital falls below 120% of the required minimum. The deficiency must be corrected.

At December 31, 2003, the Company was $678 deficient in meeting the 120% net capital rules. On January 26, 2004 the Company received additional paid-in capital of $750. This corrected the deficiency.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 6,226
Adjustments:		
Income taxes payable	$ (800)	
2% haircut on money market	(104)	
Total adjustments		(904)
Net capital per audited statements		$ 5,322

Genève International Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Stockholder's equity

Common stock	$ 12,750	
Additional paid-in capital	64,314	
Accumulated deficit	(69,163)	
Total stockholder's equity		$ 7,901
Less: Non allowable assets		
Furniture & equipment, net	-	
Securities, not readily marketable	(2,475)	
Total adjustments		(2,475)
Net capital before haircuts		5,426
Less: Haircuts money market account	(104)	
Total adjustments to net capital		(104)
Net Capital		5,322

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 53	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 322
Ratio of aggregate indebtedness to net capital	0.15: 1	

There was a $904 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003. See Note 8.

Genève International Corporation
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Genève International Corporation
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Geneve International Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Geneve International Corporation

In planning and performing my audit of the financial statements of Geneve International Corporation for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Geneve International Corporation including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 13, 2004